[LETTERHEAD OF PONDEL PARSONS & WILKINSON]






Contact:  Gregory J. Witherspoon
          Aames Financial Corporation
          (213) 351-6100

          Cecilia A. Wilkinson/Roger S. Pondel
          Pondel Parsons & Wilkinson
          (310) 207-9300

                                   FOR IMMEDIATE RELEASE

               AAMES FINANCIAL CORPORATION REPORTS
             STRONG FIRST QUARTER OPERATING RESULTS
    NET INCOME PER SHARE OF $0.69 BEFORE NONRECURRING CHARGES

     Los Angeles, California -- October 28, 1996 -- Aames Financial Corporation (NYSE:AAM) today reported income before nonrecurring charges and income taxes of $24.1 million for its first fiscal quarter ended September 30, 1996, up 146 percent from $9.8 million a year ago. The increase reflects continuing strong performance from Aames' subprime lending operations as well as the contributions of One Stop Mortgage, Inc., acquired in August 1996 and accounted for on a pooling of interests basis.
      After nonrecurring, pretax charges of $28.1 million, primarily associated with the company's One Stop merger, Aames reported a net loss of $4.6 million, or $(0.17) per share fully diluted. The charges represent the write-off of prepaid financing charges related to credit facilities no longer in place and merger costs totaling approximately $26.1 million. The charges also reflect an additional $2.0 million associated with lease write-offs in conjunction with Aames' planned move to new headquarters. Without the effect of the charges, net income per share would have totaled $0.69 fully diluted, up 97 percent from $0.35 a year ago.
      Per share calculations are based on 32 percent more shares outstanding, reflecting the effect of convertible debentures issued in February 1996.
     The company continued its program of securitizing the majority of its loans, completing the sale of a $527 million mortgage pool in the first quarter, which included $200 million of loans contributed by One Stop. Revenues for the current first quarter reached $65.9 million, nearly triple revenues of $22.8 million in the first fiscal quarter a year ago.
     "Our operating results attest to the benefits of the One Stop merger, which has significantly broadened Aames' channel access and competitive position in the home equity market," said Gary K. Judis, Aames' chairman and chief executive officer. "We continue to see strong growth in the subprime credit arena, and we intend to aggressively pursue expansion of our leadership position through our growing nationwide retail operations and our burgeoning correspondent relationships, as well as through One Stop's network of mortgage brokers."
     Loan origination volume in the quarter rose to $501 million, up 253 percent from $142 million a year ago and up 14 percent
from $441 million for the quarter ended June 30, 1996.   One Stop
contributed $141 million to the volume for the quarter, a 19 percent increase from $119 million for the quarter ended June 30, 1996. Correspondent volume increased to $259 million, a 9 percent increase from $237 million for the quarter ended June 30, 1996. Retail volume increased to $92 million, a 27 percent increase from $72.2 million for the quarter ended June 30, 1996.
     During the quarter, Aames opened five new retail branch offices, entering New Jersey and Virginia, and expanding the company's presence in Maryland, Florida and Pennsylvania. One Stop also opened five new branches, entering Arizona, South Carolina and Michigan and expanding its presence in California.
      At quarter's end, Aames' loan servicing portfolio totaled $1.77 billion, up from $703 million at September 30, 1995.
     Aames Financial Corporation is a leading home equity lender and currently operates 52 Aames Home Loan offices in 18 states throughout the United States. Its wholly owned subsidiary, One Stop Mortgage, Inc., operates in 26 states out of 29 offices.

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PAGE 5

          AAMES FINANCIAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF INCOME
                           (Unaudited)
              (In thousands except per share data)

                                         Three Months Ended
                                            September 30,
                                         ------------------
                                          1996        1995
                                         ------      ------
Revenue:
     Excess servicing gain              $46,417       $12,585
     Commissions                          7,747         4,197
     Loan service                         4,660         3,343
     Fees and other                       7,035         2,707
                                        -------       -------
          Total revenue                  65,859        22,832
                                        -------       -------

Expenses:
     Compensation and related
           expenses                      19,324         6,025
     Sales and advertising costs          7,474         3,470
     General and administrative
           expenses                       7,562         2,353
     Interest expense                     7,444         1,226
     Nonrecurring charges                28,108             -
                                        -------       -------
          Total expenses                 69,912        13,074
                                        -------       -------

Income (loss) before income taxes        (4,053)        9,758
Provision for income taxes                  571         4,099
                                        -------       -------
Net income (loss)                       $(4,624)      $ 5,659
                                        =======       =======

Net income (loss) per share:
     Primary                            $ (0.21)      $  0.35
                                        =======       =======
     Fully diluted                      $ (0.17)      $  0.35
                                        =======       =======
     Prior to nonrecurring charges      $  0.69
                                        =======

Weighted average number
   of shares outstanding:
     Primary                             17,486       16,394
                                        =======       =======
     Fully diluted                       21,593       16,394

                                        =======       =======


            AAMES FINANCIAL CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEETS
                         (Unaudited)
                        (In thousands)

                                   September 30,       June 30,
                                       1996              1996
                                   -------------       --------
Assets
Cash and cash equivalents          $ 102,065           $ 23,941
Loans held for sale, at cost
     which approximates
     market                          143,259            186,189
Accounts receivable, less
     allowance for doubtful
     accounts of $531 and $473         8,197              9,685
Excess servicing receivable          178,056            129,113
Mortgage servicing rights             13,560             10,902
Residual assets                       54,683             44,676
Equipment and improvements, net        7,887              6,674
Prepaid assets and other               9,406             10,295
                                    --------            -------
     Total assets                   $517,113           $421,475
                                    ========           ========

Liabilities and Stockholders' Equity
Borrowings                          $175,034           $138,045
Revolving warehouse facility         170,292            112,363
Accounts payable and accrued
     expenses                         16,216             11,380
Accrued compensation and
     related expenses                  7,456              4,427
Income taxes payable                  19,892             21,831
                                    --------            -------
     Total liabilities               388,890            288,046
                                    --------            -------

Stockholders' equity:
  Preferred Stock, par value $.001
    per share, 1,000,000 shares
    authorized; none outstanding
  Common Stock, par value $.001
    per share, 50,000,000 shares
    authorized;
    15,838,800 shares outstanding         16                 16
Additional paid-in capital            88,236             88,142
Retained earnings                     39,971             45,271
  Total stockholders' equity         128,223            133,429
  Total liabilities and             --------           ========
    stockholders' equity            $517,113           $421,475
                                    ========           ========

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